SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A Publicly-Held Company

CALL NOTICE

EXTRAORDINARY GENERAL MEETING

OF NOVEMBER 12, 2019

The shareholders of BRASKEM S.A. (“Shareholders” and “Company”, respectively) are hereby called to attend the Extraordinary General Meeting that will be held on November 12, 2019, at 10:30 a.m., at the Company’s principal place of business located at Rua Eteno, No. 1.561, Pólo Petroquímico, in the City of Camaçari, State of Bahia (“Meeting”), in order to resolve on the following Agenda:

1)     election of one (1) effective member of the Company’s Board of Directors, appointed by the controlling shareholder, to conclude the term of office, until the Annual General Meeting that will resolve on the Company’s financial statements for the fiscal year to end on December 31, 2019.

2)     Definition of the new Chairman of the Board of Directors of the Company, appointed by the controlling shareholder among the members of the Board of Directors, to conclude the remaining term of office in progress until the Annual General Meeting which will appraise the financial statements of the Company regarding the fiscal year to end on December 31, 2019.

Camaçari/BA, October 25, 2019.

Marcelo Moses de Oliveira Lyrio

Chairman of the Board of Directors

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General Information:

1. The Management Proposal ("Proposal") contemplating all documentation related to the matter included in the Agenda, the documents provided for in CVM Normative Ruling No. 481, of December 17, 2009, as amended ("CVM Normative Ruling No. 481") and other relevant information for the exercise of voting rights in the Meeting, were made available to the Company's Shareholders on this date, as provided for in CVM Normative Ruling No. 481, and can be accessed through the websites of the Brazilian Securities and Exchange Commission ("CVM") (www.cvm.gov.br) and of the Company (www.braskem-ri.com.br). The information referred to in article 10 of CVM Normative Ruling No. 481 was duly presented to CVM through the Empresas.Net System.

2. The Shareholder’s participation may be done in person or through a duly appointed attorney-in-fact. With the purpose to expediting the works of the Meeting, the Company’s Management requests that the Shareholders file the following documents with the Company, at the offices located at Rua Lemos Monteiro, 120, 22nd floor, Zip code 05501-050, São Paulo, SP, at least 72 hours prior to the date scheduled for the Meeting: (i) a certificate issued by the financial institution depositary of the book-entry shares held thereby, proving ownership of the shares at least eight (8) days prior to the date scheduled for the Meeting; (ii) a power of attorney, duly regularized in accordance with the law, in the event of representation of the Shareholder, with grantor´s signature certified by a public notary, notarization, legalization by the consulate or apostille annotation (as the case may be) and sworn translation, together with the articles of incorporation, bylaws or articles of association, minutes of the Board of Directors’ election (if any) and minutes of the Executive Board’s election, if the Shareholder is a legal entity; and/or (iii) with regard to the Shareholders participating in the fungible custody of registered shares, a statement with the respective ownership equity interest, issued by the competent body. The Shareholder or their legal representatives shall attend the Meeting in possession of the proper identification documents. However, it is worth stressing that, under paragraph 2 of article 5 of CVM Normative Ruling No. 481, the Shareholder that attends the Meeting with the required documents may participate and vote, even if he/she has not delivered them in advance, as requested by the Company. The Company shall not accept powers of attorney granted by Shareholders through electronic means.

3. There shall be no remote voting under CVM Normative Ruling No.481 for the purposes of the Meeting.

4. Based on the Health, Security and Environment (HSE) Standards in force at the Company’s headquarters, which set forth the guidelines to control the access and movement of people and vehicles in the internal and external areas of the registered office, we kindly request the Shareholders, as well as their legal representatives in the Meeting called herein, to arrive at least 30 minutes in advance to the start of the Meeting, in order to ensure compliance with the training procedures of the HSE basic instructions in force at the Company, which are available for consultation at its registered office.

* * * *

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.